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UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
 (Amendment No. )*

VUBOTICS, INC.
(Name of Issuer)
Common Stock, par value $.001 per share
(Title of Class of Securities)
92909L102
(CUSIP Number)
September 28, 2007
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
Continued on following pages
 Page 1 of 7 Pages

CUSIP NO. 92909L102	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS:
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

James Shawn Chalmers

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,801,737*

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		5,801,737*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,801,737*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	9.99%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

*  This amount is an approximation.  See disclosure in Item 4(a) herein.

CUSIP NO. 92909L102	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS:
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Orion Capital Investments, LLC 73-1649211

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Missouri

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
OWNED BY
5,801,737*

EACH	7	SOLE DISPOSITIVE POWER:
PERSON
0

WITH:	8	SHARED DISPOSITIVE POWER:

5,801,737*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,801,737*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

9.99%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO (Limited Liability Company)

*  This amount is an approximation.  See disclosure in Item 4(a) herein.

CUSIP NO. 92909L102	Page 4 of 7 Pages

Item 1(a)	Name of Issuer: Vubotics, Inc. (the "Issuer").

Item 1(b)	Address of the Issuer's Principal Executive Offices: 235 Peachtree Street, NE, Suite 1725, Atlanta, Georgia 30303

Item 2(a)	Name of Person Filing
The Statement is filed on behalf of James Shawn Chalmers and Orion Capital Investments, LLC (each a "Reporting Person" and collectively, the "Reporting Persons").

Item2(b)	Address of Principal Business Office or, if None, Residence:
The address of the principal business office of each of the Reporting Persons is 705 S. 10th Street, Blue Springs, Missouri 64015.

Item 2(c)	Citizenship:
James Shawn Chalmers is a United States citizen and Orion Capital Investments, LLC is a Missouri limited liability company.

Item 2(d)	Title of Class of Securities:
Common Stock, par value $0.001 per share (the "Shares").

Item 2(e)	CUSIP Number:
92909L102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:
Mr. Chalmers is the sole manager and holder of 75% of the membership interests of Orion Capital Investments, LLC ("Orion") and by virtue of his position and ownership of equity securities of Orion may be deemed to control Orion and beneficially own all of the securities of the Issuer owned directly by Orion. As of the date hereof, each Reporting Person may be deemed to be the beneficial owner of 5,801,737 Shares. This amount consists of an aggregate of 833,333 outstanding Shares and an additional 4,968,404 Shares which are issuable upon the exercise of currently exercisable warrants to purchase Shares (the "Warrants") held by Orion (including Warrants issued to Orion in August 2006 (the "2006 Warrants") and Warrants issued to Orion in September 2007 (the "2007 Warrants")) and/or the conversion of a convertible promissory note (the "Note") held by Orion which is currently convertible. The 2006 Warrants contain a blocker provision under which the holder of the 2006 Warrants does not have the right to exercise the 2006 Warrants into Shares to the extent that such exercise would result in beneficial ownership by the holder of more than 4.99% of the Shares then issued and outstanding. The 2007 Warrants and the Note each contain a blocker provision under which the holder of the 2007 Warrants does not have the right to exercise the 2007 Warrants into Shares and the holder of the Note does not have the right to convert the Note into Shares to the extent that such exercise would result in beneficial ownership by the holder of more than 9.99% of the Shares then issued and outstanding. As a result of the foregoing blocker provisions, the Reporting Persons are reporting herein their beneficial ownership of Shares representing 9.99% of the current outstanding Shares of the Issuer. If none of the blocker provisions were in place, as of the date hereof, the Reporting Persons may be deemed to beneficially own an aggregate of 11,666,666 Shares consisting of 833,333 outstanding Shares, 833,333 Shares issuable upon the exercise of the 2006 Warrants, 5,000,000 Shares issuable upon exercise of the 2007 Warrants and 5,000,000 Shares issuable upon conversion of the Note.

Item 4(b)	Percent of Class:
The number of Shares which each of the Reporting Persons may be deemed to beneficially own constitutes 9.99% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently filed Quarterly Report on Form 10-QSB, there were 52,273,718 Shares outstanding as of August 31, 2007).

Item 4(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or to direct the vote	5,801,737
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	5,801,737

CUSIP NO. 92909L102	Page 5 of 7 Pages

Item 5.	Ownership of Five Percent or Less of a Class: This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
James Shawn Chalmers is the sole manager and holder of 75% of the membership interests of Orion Capital Investments, LLC ("Orion"), a Missouri limited liability company. The other members of Orion have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares directly owned by Orion which are reported herein as beneficially owned by the Reporting Persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group: This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group: This Item 9 is not applicable.

Item 10.	Certification:
By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

October 10, 2007
(Date)

/s/ James Shawn Chalmers
James Shawn Chalmers

ORION CAPITAL INVESTMENTS, LLC

By:  /s/ James Shawn Chalmers
        James Shawn Chalmers, Manager

CUSIP NO. 92909L102	Page 6 of 7 Pages

EXHIBIT INDEX

Exhibit	Page No.

A. Joint Filing Agreement, dated October 10, 2007 by and between James Shawn Chalmers and Orion Capital Investments LLC	7

CUSIP NO. 92909L102	Page 7 of 7 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Vubotics, Inc. dated as of October 10, 2007 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

October 10, 2007
(Date)

/s/ James Shawn Chalmers
James Shawn Chalmers

ORION CAPITAL INVESTMENTS, LLC

By:  /s/ James Shawn Chalmers
        James Shawn Chalmers, Manager